Exhibit 99.3

CONSENT OF QUALIFIED PERSON

November 3, 2017

I, Paul Chamois, P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia”, prepared for Auryn Resources Inc. and dated September 29, 2017 as amended on October 23, 2017.

(Signed) “Paul Chamois”

___________________________________

Paul Chamois, P.Geo.

Email: paul.chamois@rpacan.com

RPA 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907 www.rpacan.com